SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Publicly-held Company - CVM nº 1771-0 C.N.P.J. n.º 02.558.074/0001-73 - N.I.R.E. 35.3.001.587.9-2

NOTICE TO SHAREHOLDERS

Vivo Participações S.A. (“Vivo Part”), hereby informs that its Board of Directors approved in an extraordinary meeting held on February 12, 2009, the capital increase of the Company as a result of the corporate restructuring process involving the Company and its controlled and controlling companies. The goodwill amortization resulting from this corporate restructuring resulted in an accrued fiscal benefit in the total amount of R$ 189,896,080.60 (one hundred and eighty-nine million, eight hundred and ninety-six thousand and eighty reais and sixty cents) corresponding to the fiscal year ended on December 31, 2008. It also represents the credits held by of the controlling shareholder Portelcom Participações S.A. (“Portelcom”), used to increase the capital stock of the current R$ 6,710,526,649.56 (six billion, seven hundred and ten million, five hundred and twenty six thousand and six hundred and forty-nine reais and fifty-six cents) to R$ 6.900.422.730,16 (six billion, nine hundred million, four hundred and twenty two thousand and seven hundred and thirty reais and sixteen cents), with the issuance of 5,819,678 new shares. From such new shares being issued, 2,124,989 are common shares and 3,694,689 are preferred shares, being granted the preemptive right stated in article 171 of Law No. 6,404/76. The totality of the amount resulting from the exercise of the preemptive right shall be credited to the shareholder Portelcom.

TOTAL AMOUNT OF THE STOCK SUBSCRIPTION AND CAPITAL INCREASE

R$ 189,896,080.60 (one hundred and eighty-nine million, eight hundred and ninety-six thousand and eighty reais and sixty cents).

AMOUNT AND CLASS OF ISSUED SHARES

5,819,678 new shares, being 2,124,989 common shares and 3,694,689 preferred shares, without par value and book-entry form.

ISSUANCE PRICE

R$ 32.63 per common and preferred share.

The issuance price corresponds to 100% of the weighted average price in the main market of the preferred shares of the 10 trading sessions of Bovespa, from January 28, 2009 until February 10, 2009, inclusive.

DIVIDENDS

The issued shares will be entitled to full dividends and all other eventual capital remuneration as may be declared by Vivo Part as from this date related to the fiscal year of 2009 and in the future.

TERM FOR EXERCISING THE PREEMPTIVE RIGHT

Starting on February 16, 2009                         Ending on March 17, 2009

RATIO OF THE SUBSCRIPTION RIGHT

In order to ascertain the amount of shares that each shareholder can subscribe, the shareholder shall multiply the amount of shares held by it on February 13, 2009, by the following factors:

Class of shares held                                  Factor                               Class to subscribe
                Common                                       0.01584035                                     Common
               Preferred                                        0.01584035                                    Preferred

PAYMENT TERMS

Cash, on demand, upon subscription.

ADMISSION FOR THE SUBSCRIPTION

The shareholders that have acquired the shares until February 13, 2009 shall have the subscription right.

The shares acquired as from February 16, 2009 shall be ex-right of subscription.

Holders of ADRs: the new shares shall not be registered under the terms of the Securities Act of 1933 and may not be offered or sold in the United States of America or to North-American persons.

Shareholders wishing to trade their subscription rights are authorized to do so, provided that the shareholders whose shares are in custody with Banco ABN Amro Real S.A. (“Banco Real”) shall either request to that Bank the respective form of assignment of rights, which shall be issued by Banco Real during the period from February 16, 2009 until March 17, 2009, or give instructions to a securities broker of its choice for trading directly in the stock exchanges in the period from February 16, 2009 until March 10, 2009.

Once the form of assignment of rights is issued, under the terms provided herein above and having its effective disposal thereof, the corresponding statement on the reverse side of the form will be required, with the assignor’s signature duly certified by a notary public.

UNSUBSCRIBED SHARES

There will not have the right of subscribing the unsubscribed shares.

DOCUMENTATION FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHTS

The shareholders are required to present the following original documents or certified copies thereof:

  Individuals: Identity Card, individual taxpayer card (CPF) and proof of address.

  Legal Entities: certified copy of the latest restated bylaws or articles of association, CNPJ enrollment card, corporate documents granting representation powers and certified copies of the CPF, Identity Card and proof of residence of its representatives. Investors resident abroad may be required to present other representation documents.

  In case of representation by proxy, the respective power of attorney shall be required to be presented.

ASSISTANCE LOCATIONS

At the securities brokers, for shares in custody with BM&F BOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and in the branches of Banco Real, for shares in custody with such institution.

CREDITING OF SHARES

The shares will be credited one (1) business day after the expiration date of the preemptive right upon the increase of the capital stock, both for shares in custody with the BM&FBOVESPA and with the Banco Real.

São Paulo, February 12, 2009.

Ernesto Gardelliano
Investor Relations Officer
Vivo Participações S.A.

VIVO – Investor Relations
Tel: +55 11 7420-1172
Email:ir@vivo.com.br
Information disclosure on: www.vivo.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.